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SEC
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FEB 29 2016
Washington DC
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washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC dba Global Emerging Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street 12TH Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam James 212-344-0848
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Adam A. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research & Trading Company LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH W COOK
Notary Public
TREDYFFRIN TWP, CHESTER COUNTY
My Commission Expires Feb 22, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

RADNOR RESEARCH & TRADING COMPANY LLC

Financial Statements

December 31, 2015

Radnor Research & Trading Company
Table of Contents

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Members of:
Radnor Research & Trading Company, LLC

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Radnor Research & Trading Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Radnor Research & Trading Company LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Radnor Research & Trading Company LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test

the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 15, 2016

Radnor Research & Trading Company
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	62,263
Receivables from Broker-Dealers and Clearing Organizations		71,818
Property and Equipment, Net of Accumulated Depreciation		15,985
Other Assets		24,184
TOTAL ASSETS	$	174,250

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	90,519
Payables to Broker-Dealers and Clearing Organizations		5,571
Members' Equity		78,160
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	174,250

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Operations
December 31, 2015

Revenues		
Commissions	$	119,907
Investment banking		360,640
Other Income		107,661
Total Revenues		588,208
Expenses		
Employee compensation and benefits		687,000
Floor brokerage, exchange, and clearance fees		56,406
Technology and communications		112,422
Occupancy and equipment		88,299
Other Expenses		221,514
TOTAL EXPENSES		1,165,641
NET LOSS	$	(577,433)

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Changes in Members' Equity
December 31, 2015

Balance, January 1, 2015	$	39,108
Net Loss		(577,433)
Additions		626,485
Deductions		(10,000)
BALANCE, DECEMBER 31, 2015		78,160

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Cash Flows
December 31, 2015

Cash Flows from Operating Activities		
Net loss	$	(577,433)
Adjustments to reconcile net loss to		
Depreciation		3,612
Decrease (increase) in assets		
Receivables from broker-dealers and clearing organizations		(6,448)
Other assets		(6,135)
Increase (decrease) in liabilities		
Accounts payable		34,481
Payables to broker-dealers and clearing organizations		5,571
NET CASH FLOWS USED BY OERATING ACTIVITIES		(546,352)
Cash Flows from Investing Activities		
Purchase of property and equipment		(12,488)
NET CASH FLOWS USED BY OERATING ACTIVITIES		(12,488)
Cash Flows from Financing Activities		
Capital contributions by members		626,485
Capital deductions by members		(10,000)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		616,485
NET INCREASE IN CASH		57,645
CASH, BEGINNING OF YEAR		4,618
CASH, END OF YEAR		62,263

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Radnor Research & Trading Company, LLC (the "LLC") is a broker–dealer registered with the Securities and Exchange Commission (SEC) and is licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle–market businesses. The LLC engages in investment banking services as a placement agent for issuers in private placements on a best efforts basis.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Both interest bearing and non–interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing and non–interest bearing accounts.

Accounts Receivable – Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write–off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided on the straight–line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Furniture and Fixtures	7 Years

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Long–Lived Assets – As required by the Property, Plant, and Equipment Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long–lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long–lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There was no impairment loss noted as of December 31, 2015.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Commissions – Commissions and related clearing expenses are recorded on a trade–date basis as securities transactions occur.

Fair Value of Financial Instruments – As required by the Fair Value Measurement Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, receivables, other assets, and accounts payable approximate their fair value because of their short–term maturity.

Income Taxes – The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass–through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for years prior to 2011.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2015 was $4,135.

Radnor Research & Trading Company
Footnotes to Financial Statements
December 31, 2015

NOTE 3 – Receivables from Broker–Dealers and Clearing Organizations

Receivables from clearing organizations at December 31, 2015 was as follows:

Deposits for Securities Borrowed/Loaned	$	50,000
Receivable from Clearing Organizations		21,818
TOTAL RECEIVABLES FROM BROKER–DEALERS		71,818

NOTE 4 – Property and Equipment

Property and equipment at December 31, 2015 was as follows:

Equipment	$	20,380
Furniture and Fixtures		1,450
TOTAL PROPERTY AND EQUIPMENT		21,830
Less: Accumulated Depreciation		5,844
NET PROPERTY AND EQUIPMENT	$	15,985

Depreciation expense for the year ended December 31, 2015 was $3,612.

NOTE 5 – Lease Commitments

The LLC entered into a non-cancellable operating lease for office space in Pennsylvania with monthly payments totaling $500. The lease expired in October 2015, and has continued on a month-to-month basis. The LLC entered into a month-to-month operating lease for its New York office in November 2015, with monthly payments totaling $6,825. Rental expense for the year ended December 31, 2015 was $87,997.

NOTE 6 – Commitments and Contingencies

In the normal course of business, the LLC enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled, had no material effect on the financial statements as of that date.

The LLC is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the LLC's financial condition or results of operations.

NOTE 7 – Independent Contractor Agreements

The LLC and various individuals (the "Contractors") have entered into Independent Contractors Agreements (the "Contractors Agreements"). Each individual Contractors Agreement contains specific terms and covenants regarding the relationship between the LLC and the individual Contractors, such as length of term, duties of the parties, trading funds limitations, compensation, and additional covenants.

NOTE 8 – Concentrations of Credit Risk

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker–dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 – Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the LLC had net capital of $37,960, which was $31,554 in excess of its required net capital of $6,406. The LLC's aggregate indebtedness to net capital ratio was 2.53 to 1.

NOTE 10 – Major Customers

During the year ended December 31, 2015, the LLC had three major customers. Gross revenue from these customers amounted to 95.69% of gross revenue for the year ended December 31, 2015.

NOTE 11 – Exempt Provisions of Rule 15c3–3

The LLC operates under the provision of paragraph (k)(2)(ii) of Rule 15c3–3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3–3 and did not maintain possession or control of any customer funds or securities at December 31, 2015.

NOTE 12 – Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2016 through February 15, 2016, the date the financial statements were audited. No material events or transactions have occurred during this period.

Radnor Research & Trading Company
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Members' capital	$ 78,160
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	78,160
Non-allowable assets	
Receivables from broker-dealers and clearing organizations	32
Receivables from non-customers	917
Prepaid expenses	23,266
Property and equipment, net of accumulated depreciation	15,985
Total non-allowable assets	40,200
Net capital before haircuts	37,960
Haircuts	-
Net capital	37,960
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable, accrued expenses and other liabilities	90,519
	5,571
Total aggregate indebtedness	96,090
Computation of Basic Net Capital Requirements	
Minimum net capital requirement	$ 6,406
Excess net capital at 1500%	$ 28,351
Excess net capital at 1000%	$ 31,554
Ratio: Aggregate indebtedness to net capital	2.53 to 1

Radnor Research & Trading Company
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Reconciliation with LLC's Computation
(Included in Part IIA of Form X-17a-4 as of December 31, 2015)

Net capital, as reported in LLC's part IIA (unaudited) FOCUS Report	$ 37,960
Audit Adjustments	
No audit adjustments noted	0
NET CAPITAL PER ABOVE	$ 37,960

Radnor Research & Trading Company
Other Information
December 31, 2015

1. Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC

The LLC operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Cor Clearing LLC, its clearing firm, on a fully disclosed basis.

2. Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC

The LLC is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.